Lichen China Limited

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

February 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549
Attn: Brian Fetterolf

Re:	Lichen China Limited
Registration Statement on Form F-3 (File No. 333-277230) Request for Acceleration of Effectiveness

Dear Mr. Fetterolf:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lichen China Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 1, 2024, or as soon thereafter as practicable.

Very truly yours,

Lichen China Limited

By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer